July 5, 2024

Leon O. Moulder, Jr.
Chief Executive Officer
Zenas BioPharma, Inc.
1000 Winter Street
North Building, Suite 1200
Waltham, MA 02451

       Re: Zenas BioPharma, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 26, 2024
           CIK No. 0001953926
Dear Leon O. Moulder Jr.:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. We note your disclosure here that obexelimab has the potential to be a "best-in-class" B cell therapy for patients with certain autoimmune diseases. This appears to be speculative given the current development status of your product candidate. Please remove this statement and any other references to obexelimab being potentially "best-in-class"
       throughout your registration statement.
       Please contact Li Xiao at 202-551-4391 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.
 July 5, 2024
Page 2



                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences
cc:   Nicholas Roper, Esq.